信和置業有限公司
SINO LAND COMPANY LIMITED

02 DEC 16 AM 9:56

Our Ref.: SLC-EI/JM-2002/CS-2001

2 December, 2002

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wan Chai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commi[redacted]
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

02060542

Attn.: Mr. Frank Zarb

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Sirs,

LEVEL ONE SPONSORED ADR PROGRAM
-Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's Press Announcement published in the South China Morning Post today regarding the calculation of final scrip dividend entitlements for the year ended 30 June, 2002.

For your information, the above document is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

Encl.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Maisy\JM\Final Result 2002\AGM\2.12.2002\Letter-ADR

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

FINAL DIVIDEND FOR 2001/2002
SCRIP DIVIDEND

1. Form of election should be lodged at the Registrars **not later than 4:00 p.m. Monday, 9th December, 2002.**
2. No form of election is required if shareholders choose to receive final dividend in cash.
3. Formula for calculation of scrip dividend entitlements is set out below.

The Company has informed shareholders in a circular dated 14th November, 2002 that the Directors have recommended the payment in cash of a final dividend of HK$0.02 per ordinary share of HK$1.00 each of the Company ("Share") in respect of the year ended 30th June, 2002, and that shareholders may elect to receive their dividend in the form of new ordinary shares ("New Shares") in the Company in lieu of cash in respect of part or all of their registered shareholdings. The said final dividend was approved at the Annual General Meeting of the Company held on 13th November, 2002. No form of election is required if shareholders choose to receive final dividend in cash.

In relation to the calculation of the number of New Shares to be allotted to shareholders who elect to receive the abovementioned final dividend in whole or in part in New Shares in lieu of cash, shareholders are hereby informed that the average closing price of the Company's Shares on The Stock Exchange of Hong Kong Limited for the five trading days of 25th November, 2002 to 29th November, 2002 is HK$2.725. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 13th November, 2002 and for which elections to receive New Shares are lodged with the Registrars of the Company, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, **not later than 4:00 p.m. Monday, 9th December, 2002,** will be calculated as follows:

Formula : $$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 13th November, 2002 for which share election is made} \times \frac{\text{HK\$0.02}}{\text{HK\$2.725}}$$

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares will rank pari passu in all respects with the existing Shares of the Company except that they shall not rank for the final dividend for the year ended 30th June, 2002.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to shareholders at their own risks on or about 16th December, 2002.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 29th November, 2002